Exhibit 99.1

AZURE POWER GLOBAL LIMITED
COMPANY NO: 127946 C1/GBL
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TIME:	03 PM (India Standard time)
DATE:	20th March 2024
PLACE:	8th Floor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India

This Notice of Special Meeting of Shareholders should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Special Meeting of Shareholders, please do not hesitate to contact the Company Secretary on +230 454 3200.

Exhibit 99.1

CONTENTS

1. Notice of Special Meeting of Shareholders (setting out proposed resolutions)

2. Explanatory Statement (explaining the proposed resolutions)

Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Azure Power Global Limited (the “Company”) will be held at 8thFloor, Tower A, DLF Infinity, Cyber City, Phase II, Gurugram-122002, Haryana, India at 03 PM (India Standard Time) on 20th March 2024.

The Explanatory Statement to this Notice of Special Meeting of Shareholders provides additional information on matters to be considered at the Special Meeting. The Explanatory Statement and the proxy form are part of this Notice of Special Meeting of Shareholders.

AGENDA

1.
SPECIAL BUSINESS
1.1.
To adopt the Annual Report of the Company for the year ended March 31, 2022, along with the Report of the Board of Directors and the Report of the Auditors, and the Form 20-F filed with SEC, and if thought fit, to pass the following resolution:
1.1.1.
“RESOLVED THAT the Annual Report of the Company for the year ended March 31, 2022, along with the Report of the Board of Directors and the Report of the Auditors, and the Form 20-F filed with SEC be adopted.”

1.2.
To transact such other business as may properly come before the Special Meeting of Shareholders or any adjournment or postponement thereof.

2.
RECORD DATE

The Board of Directors of the Company has fixed the close of business on 20th February 2024 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Special Meeting of Shareholders or any adjournment thereof.

3.
HOW TO VOTE

If you are a holder of our equity shares on the Record Date, you are cordially invited to attend the Special Meeting of Shareholders in person. The business at the Special Meeting of Shareholders affects your shareholding and your vote is important.

3.2.1Voting in person

To vote in person, attend the Special Meeting of Shareholders on the date and at the place set out above. Any shareholder who attends the meeting in person is deemed to have accepted any short notice, if applicable, for this meeting.

3.2.2 Voting by proxy

To vote by proxy, please complete and sign the proxy form enclosed. The proxy form can be sent by email at headoffice@aaa.com.mu or delivered in person to:

Exhibit 99.1

AAA Global Services Ltd, 4th Floor, Iconebene, Rue de l’Institut, Ebene, Mauritius.

The proxy form must be received by the Company Secretary not later than 5:00 p.m. (India local Time) on 18th March 2024.

Your proxy form is enclosed as a separate document.

Please note that:

a)
A shareholder may exercise the right to vote either by being present in person or by proxy.
b)
A proxy for a shareholder may attend and be heard at the meeting of shareholders as if the proxy was the shareholder.
c)
A proxy shall be appointed by notice in writing signed by the shareholder or by his attorney as duly authorized in writing or, in case of a corporate shareholder, either under its seal or under the hand of an officer, attorney or other person authorized to sign on behalf of the corporate shareholder. The notice shall state whether the appointment is for a particular meeting or a specified term.
d)
(i) No proxy shall be effective in relation to a meeting unless a copy of the notice of appointment is produced before the start of the meeting. (ii) Any power of attorney or other authority under which the proxy is signed or notarized certified copy shall also be produced. (iii) A proxy form shall be sent with each notice calling a meeting of the Company.
e)
A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The body corporate will be required to use the proxy form for this purpose. The terms “corporate representative” and “proxy” are being used interchangeably in this document.
f)
Any shareholder who has appointed a proxy for the meeting prior to the set deadline is deemed to have accepted any short notice, if applicable, for this meeting.

3.2.3 Voting by Internet

To vote by Internet, please go to the secure website www.investorvote.com/tickersymbolor scan the QR code on the proxy card, and follow the steps outlined on the website.

4. CHAIRMAN’S VOTING INTENTIONS

If the Chairman of the Special Meeting of Shareholders is appointed as proxy or may be appointed by default, and the shareholder does not direct the proxy how to vote in respect of any resolution, the Chairman intends to vote in favor of all the resolutions.

Exhibit 99.1

EXPLANATORY STATEMENT

The accompanying Explanatory Statement forms part of this Notice of Special Meeting of Shareholders and should be read in conjunction with it.

DATED:

BY ORDER OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

………………………………………………….

AAA GLOBAL SERVICES LTD

COMPANY SECRETARY

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

Exhibit 99.1

EXPLANATORY STATEMENT TO SHAREHOLDERS
AZURE POWER GLOBAL LIMITED
COMPANY NO: 127946 C1/GBL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the shareholders of the Company in connection with the business to be conducted at the Special Meeting of Shareholders to be held at Unit no. 8th Floor, Tower A, DLF Infinity, Cyber City, Phase II Gurugram-122002, Haryana, India at 03 PM (India Standard Time) on 20th March 2024.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to shareholders in deciding whether or not to pass the resolutions in the Notice of Special Meeting of Shareholders.

Exhibit 99.1

1.
SPECIAL BUSINESS

1.
RECOMMENDING THE ADOPTION OF THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR ENDED MARCH 31, 2022, ALONG WITH THE REPORT OF THE BOARD OF DIRECTORS AND THE REPORT OF THE AUDITORS

The Directors have the pleasure of submitting the Annual Report of Azure Power Global Limited (the “Company’’) on the business and operations along with the audited financial statements for the financial year ended on March 31, 2022.

The Company was incorporated on January 30, 2015, and its main activity is investment holding. The Company’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two Mauritian subsidiaries) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers.

Therefore, the group accounts consist of the Company and its subsidiaries.

The access the full Annual Report please visit “Filing & Bondholders” section of the Company website (https://investors.azurepower.com/filings-and-bondholders/sec-filings).

Exhibit 99.1

By mail:	All Correspondence to: AAA Global Services Ltd 4thFloor, Iconebene, Rue de l’Institut, Ebene, Mauritius headoffice@aaa.com.mu
By fax:	+230 454 3202
By phone:	+230 454 3200

YOUR VOTE IS IMPORTANT

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your proxy or corporate representative. If you wish to appoint someone other than the Chair of the Special Meeting of Shareholders as your proxy please write the full name of that individual. If you leave the section blank, or your named proxy does not attend the meeting, the Chair of the Special Meeting of Shareholders will be your proxy. A proxy need not be a shareholder of the company.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your shares will be voted in accordance with such direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form must be signed by the security holder.

Joint Holding: where the holding is in more than one name, all the security holders should sign.

Power of Attorney: to sign under a Power of Attorney, attach a certified copy of the Power of Attorney to this form when you return it.

Companies: this form must be signed jointly with either another Director or a Company Secretary. Where the Company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 05:00 PM (India local time) on 18th March 2024.

Any proxy form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged by sending the form to:

By email headoffice@aaa.com.mu

By mail AAA Global Services Ltd

4th Floor, Iconebene, Rue de l’Institut, Ebene, Mauritius

……………………………..

In person Mr. Warren Bignoux

……………………………

……………………………

Attending the Special Meeting of Shareholders

If you wish to attend the meeting, please bring this form along with an identification document with you to assist registration.

Exhibit 99.1

PROXY FORM

STEP 1 APPOINT A PROXY

I/We………………………………………. of ………………………………………. being shareholders of the above-named company hereby appoint ………………………………………. or failing him/her ………………………………………. of ………………………………………. or failing him/her the Chairman of the meeting as my/our Proxy to vote for me/us at the meeting of the company to be held on [… ] at [….] pm (India local time) and at any adjournment of the meeting.

Signed this………………………………………. day of ……………………………………….

STEP 2 VOTING DIRECTIONS * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands

		For	Against	Abstain*
Resolution 1.1.1	Adoption of the Annual Report of the Company for the year ended March 31, 2022, along with the Report of the Board of Directors and the Report of the Auditors, and the Form 20-F filed with SEC

STEP 3 SIGNATURE OF SHAREHOLDERS This form must be signed to enable your directions to be implemented.

Signature Shareholder	If joint holding, shareholder 2	If joint holding, shareholder 3

Exhibit 99.1

Contact Name ……………………… Capacity …………………… On behalf of ………………...	Contact Daytime Telephone ………………	Date …………………